Exhibit 12.1

Dynegy Inc.—Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Pro Forma Year Ended December 31, 2005
(in 000s, except ratio)	2001	2002	2003	2004	2005
Computation of Earnings (Loss):
Pre-tax earnings (losses) from continuing operations, adjusted for minority interest	819	(1,526)	(1,129)	(349)	(1,199)	(1,352)
Less: undistributed earnings (losses) from equity investees	93	(168)	(15)	71	(71)	(71)

Computed Earnings (Loss)	$726	$(1,358)	$(1,114)	$(420)	$(1,128)	$(1,281)

Fixed Charges:
Interest costs:
Interest Expense and amortization of financing costs and discount and premium on all indebtedness	270	396	509	480	442	294
Capitalized	20	16	12	4	3	3
Preferred stock dividends, pre-tax	74	330	211	22	22	22
Estimated interest component of rental expenses	2,117	86	67	67	70	70

Total fixed charges	$2,481	$828	$799	$573	$537	$389

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest and preferred dividends	$3,113	$(876)	$(538)	$127	$(616)	$917

Ratio of earnings (losses) to fixed charges	1.25	(a )	(a )	(a )	(a )	(a )

(a)	For the years ended December 2002, 2003, 2004, and 2005, earnings were insufficient to cover fixed charges by $1,704 million, $1,337 million, $446 million, and $1,153 million, respectively. For the pro forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,306 million.